Dwarf Technology Holdings, Inc. S-1/A

EXHIBIT 11.11
FORM OF PROMISSORY NOTE

PROMISSORY NOTE

This Promissory Note is issued in connection with a certain Loan Agreement executed by and Mianfu Zhang (“Borrower”), and Hangzhou Dwarf Technology Co Ltd. (“Company”). The Loan Agreement is incorporated herein by reference for all purposes. Unless the context indicates otherwise, all capitalized terms shall have the meanings set forth in the Loan Agreement.

$8,999,298	July 1, 2012

For value received, the undersigned Mianfu Zhang ("Maker"), subject to the other terms herein, promises to pay Hangzhou Dwarf Technology Co Ltd. ("Holder") the principal sum of Eight Million Nine Hundred and Ninety Nine Thousand and Two Hundred and Ninety Eight Dollars ($8,999,298) on July 1, 2014 (“Payment Date”).

Except for Default Interest, interest shall accrue on the unpaid principal amount at the rate of one per cent (1%) per annum until paid which shall be due and payable on the Payment Date.

All payments shall be made in lawful money of the United States of America(or such other currency as directed in writing by Holder)  at the address of Holder (or such other address as directed in writing by Holder), and may be paid by check mailed to such place, or by wire transfer to the Holder's order, to an account or accounts designated by Holder for such purpose by notice in writing to the Company.

If any payment principal, interest or other payment on this Promissory Note falls due on a Saturday, Sunday or other day which is not a business day of the Holder’s bank, then such due date shall be extended to the next following business day and interest shall accrue and be payable for the period of such extension.

No delay or omission on the part of Holder in exercising any right hereunder or in the Loan Agreement shall operate as a waiver of such right or of any right of such Holder, nor shall any delay, omission, or waiver on any one occasion be deemed a bar or waiver of the same or of any other right on any future occasion. Maker hereby waives presentment, demand, protest and notice of every kind and nature.

Whenever used herein, the singular shall include the plural, the plural the singular, the use of any gender shall be applicable to all genders, and the terms "Maker" and "Holder" shall be deemed to include the respective heirs, personal representatives, successors and assigns of such parties.

All rights and obligations hereunder shall be governed and construed under the laws of the State of Arizona.

Dated as of the date hereinabove stated.

Maker
______________________
Mianfu Zhang